Filed pursuant to Rule 253(g)(2)

File No. 024-12331

Robert Ventures Holdings LLC

2810 N. Church St., #28283

Wilmington, Delaware 19802

(302) 404-6341

Supplement No. 1

To the Offering Circular dated October 1, 2024

Date of Supplement October 15, 2024

This document supplements, and should be read in conjunction with, the offering circular of Robert Ventures Holdings LLC (“we”, “our”, “us” or the “Company”), dated October 1, 2024, as filed by us with the Securities and Exchange Commission (the “Offering Circular”) and should be read in conjuncture therewith as one document. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to advise investors that on October 8, 2024, the Company amended and restated its operating agreement dated May 3, 2022, as amended, with its amended and restated limited liability company operating agreement (the “Amended Operating Agreement”). The operating agreement was amended and restated to incorporate an assignment of interest in the Company from RV Yield AI LLC, which is managed by Robert Venture GP LLC to Joseph Robert in his individual capacity (99%), and to RVLP LLC (1%), which is managed by Joseph Robert. The Amended Operating Agreement was attached as an exhibit to a 1U filing made by the Company on October 15, 2024, and is incorporated herein by reference.